UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934
                               (Amendment No. 15)*


                           Wendy's International, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)


                         Common Stock, $.10 stated value
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                    950590109
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                              Brian L. Schorr, Esq.
                               Chief Legal Officer
                           Trian Fund Management, L.P.
                           280 Park Avenue, 41st Floor
                            New York, New York 10017
                                 (212) 451-3000
--------------------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                               September 16, 2008
--------------------------------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)


      If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of ss.ss. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g),
check the following box |_|.

      Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

      *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

      The Information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO.:  950590109
1       NAMES OF REPORTING PERSONS

        Trian Fund Management, L.P.
--------------------------------------------------------------------------------
        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON: 20-3454182
--------------------------------------------------------------------------------
2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                 (a) |_|
                                                                         (b) |_|

--------------------------------------------------------------------------------
3       SEC USE ONLY

--------------------------------------------------------------------------------
4       SOURCE OF FUNDS

        OO
--------------------------------------------------------------------------------
5       CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
        PURSUANT TO ITEM 2(d) or 2(e)                                        |_|

--------------------------------------------------------------------------------
6       CITIZENSHIP OR PLACE OF ORGANIZATION

        Delaware
--------------------------------------------------------------------------------
                        7    SOLE VOTING POWER

NUMBER OF                    0
SHARES                       ---------------------------------------------------
BENEFICIALLY            8    SHARED VOTING POWER
OWNED BY
EACH                         4,637,787
REPORTING                    ---------------------------------------------------
PERSON                  9    SOLE DISPOSITIVE POWER

                             0
                             ---------------------------------------------------
                        10   SHARED DISPOSITIVE POWER

                             4,637,787
--------------------------------------------------------------------------------
11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        4,637,787
--------------------------------------------------------------------------------
12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
        CERTAIN SHARES                                                       |_|

--------------------------------------------------------------------------------
13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

        5.3%*
--------------------------------------------------------------------------------
14      TYPE OF REPORTING PERSON

        PN
--------------------------------------------------------------------------------

* These percentages are calculated based on 88,104,018 shares of Wendy's Common Stock outstanding as of August 5, 2008, as reported in the Company's joint proxy statement/prospectus, filed by Triarc Companies, Inc. on Form S-4/A on August 14, 2008.

CUSIP NO.:  950590109
1       NAMES OF REPORTING PERSONS

        Trian Fund Management GP, LLC
--------------------------------------------------------------------------------
        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON: 20-3454087
--------------------------------------------------------------------------------
2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                 (a) |_|
                                                                         (b) |_|

--------------------------------------------------------------------------------
3       SEC USE ONLY

--------------------------------------------------------------------------------
4       SOURCE OF FUNDS

        OO
--------------------------------------------------------------------------------
5       CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
        PURSUANT TO ITEM 2(d) or 2(e)                                        |_|

--------------------------------------------------------------------------------
6       CITIZENSHIP OR PLACE OF ORGANIZATION

        Delaware
--------------------------------------------------------------------------------
                        7    SOLE VOTING POWER

NUMBER OF                    0
SHARES                       ---------------------------------------------------
BENEFICIALLY            8    SHARED VOTING POWER
OWNED BY
EACH                         4,637,787
REPORTING                    ---------------------------------------------------
PERSON                  9    SOLE DISPOSITIVE POWER

                             0
                             ---------------------------------------------------
                        10   SHARED DISPOSITIVE POWER

                             4,637,787
--------------------------------------------------------------------------------
11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        4,637,787
--------------------------------------------------------------------------------
12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
        CERTAIN SHARES                                                       |_|

--------------------------------------------------------------------------------
13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

        5.3%*
--------------------------------------------------------------------------------
14      TYPE OF REPORTING PERSON

        OO
--------------------------------------------------------------------------------

* These percentages are calculated based on 88,104,018 shares of Wendy's Common Stock outstanding as of August 5, 2008, as reported in the Company's joint proxy statement/prospectus, filed by Triarc Companies, Inc. on Form S-4/A on August 14, 2008.

CUSIP NO.:  950590109
1       NAMES OF REPORTING PERSONS

        Trian Partners GP, L.P.
--------------------------------------------------------------------------------
        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON: 20-3453775
--------------------------------------------------------------------------------
2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                 (a) |_|
                                                                         (b) |_|

--------------------------------------------------------------------------------
3       SEC USE ONLY

--------------------------------------------------------------------------------
4       SOURCE OF FUNDS

        OO
--------------------------------------------------------------------------------
5       CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
        PURSUANT TO ITEM 2(d) or 2(e)                                        |_|

--------------------------------------------------------------------------------
6       CITIZENSHIP OR PLACE OF ORGANIZATION

        Delaware
--------------------------------------------------------------------------------
                        7    SOLE VOTING POWER

NUMBER OF                    0
SHARES                       ---------------------------------------------------
BENEFICIALLY            8    SHARED VOTING POWER
OWNED BY
EACH                         4,471,324
REPORTING                    ---------------------------------------------------
PERSON                  9    SOLE DISPOSITIVE POWER

                             0
                             ---------------------------------------------------
                        10   SHARED DISPOSITIVE POWER

                             4,471,324
--------------------------------------------------------------------------------
11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        4,471,324
--------------------------------------------------------------------------------
12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
        CERTAIN SHARES                                                       |_|

--------------------------------------------------------------------------------
13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

        5.1%*
--------------------------------------------------------------------------------
14      TYPE OF REPORTING PERSON

        PN
--------------------------------------------------------------------------------

* These percentages are calculated based on 88,104,018 shares of Wendy's Common Stock outstanding as of August 5, 2008, as reported in the Company's joint proxy statement/prospectus, filed by Triarc Companies, Inc. on Form S-4/A on August 14, 2008.

CUSIP NO.:  950590109
1       NAMES OF REPORTING PERSONS

        Trian Partners General Partner, LLC
--------------------------------------------------------------------------------
        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON: 20-3453595
--------------------------------------------------------------------------------
2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                 (a) |_|
                                                                         (b) |_|

--------------------------------------------------------------------------------
3       SEC USE ONLY

--------------------------------------------------------------------------------
4       SOURCE OF FUNDS

        OO
--------------------------------------------------------------------------------
5       CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
        PURSUANT TO ITEM 2(d) or 2(e)                                        |_|

--------------------------------------------------------------------------------
6       CITIZENSHIP OR PLACE OF ORGANIZATION

        Delaware
--------------------------------------------------------------------------------
                        7    SOLE VOTING POWER

NUMBER OF                    0
SHARES                       ---------------------------------------------------
BENEFICIALLY            8    SHARED VOTING POWER
OWNED BY
EACH                         4,471,324
REPORTING                    ---------------------------------------------------
PERSON                  9    SOLE DISPOSITIVE POWER

                             0
                             ---------------------------------------------------
                        10   SHARED DISPOSITIVE POWER

                             4,471,324
--------------------------------------------------------------------------------
11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        4,471,324
--------------------------------------------------------------------------------
12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
        CERTAIN SHARES                                                       |_|

--------------------------------------------------------------------------------
13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

        5.1%*
--------------------------------------------------------------------------------
14      TYPE OF REPORTING PERSON

        OO
--------------------------------------------------------------------------------

* These percentages are calculated based on 88,104,018 shares of Wendy's Common Stock outstanding as of August 5, 2008, as reported in the Company's joint proxy statement/prospectus, filed by Triarc Companies, Inc. on Form S-4/A on August 14, 2008.

CUSIP NO.:  950590109
1       NAMES OF REPORTING PERSONS

        Trian Partners, L.P.
--------------------------------------------------------------------------------
        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON: 20-3453988
--------------------------------------------------------------------------------
2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                 (a) |_|
                                                                         (b) |_|

--------------------------------------------------------------------------------
3       SEC USE ONLY

--------------------------------------------------------------------------------
4       SOURCE OF FUNDS

        WC
--------------------------------------------------------------------------------
5       CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
        PURSUANT TO ITEM 2(d) or 2(e)                                        |_|

--------------------------------------------------------------------------------
6       CITIZENSHIP OR PLACE OF ORGANIZATION

        Delaware
--------------------------------------------------------------------------------
                        7    SOLE VOTING POWER

NUMBER OF                    0
SHARES                       ---------------------------------------------------
BENEFICIALLY            8    SHARED VOTING POWER
OWNED BY
EACH                         1,083,844
REPORTING                    ---------------------------------------------------
PERSON                  9    SOLE DISPOSITIVE POWER

                             0
                             ---------------------------------------------------
                        10   SHARED DISPOSITIVE POWER

                             1,083,844
--------------------------------------------------------------------------------
11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        1,083,844
--------------------------------------------------------------------------------
12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
        CERTAIN SHARES                                                       |_|

--------------------------------------------------------------------------------
13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

        1.2%*
--------------------------------------------------------------------------------
14      TYPE OF REPORTING PERSON

        PN
--------------------------------------------------------------------------------

* These percentages are calculated based on 88,104,018 shares of Wendy's Common Stock outstanding as of August 5, 2008, as reported in the Company's joint proxy statement/prospectus, filed by Triarc Companies, Inc. on Form S-4/A on August 14, 2008.

CUSIP NO.:  950590109
1       NAMES OF REPORTING PERSONS

        Trian Partners Master Fund, L.P.
--------------------------------------------------------------------------------
        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON:  98-0468601
--------------------------------------------------------------------------------
2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                 (a) |_|
                                                                         (b) |_|

--------------------------------------------------------------------------------
3       SEC USE ONLY

--------------------------------------------------------------------------------
4       SOURCE OF FUNDS

        WC
--------------------------------------------------------------------------------
5       CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
        PURSUANT TO ITEM 2(d) or 2(e)                                        |_|

--------------------------------------------------------------------------------
6       CITIZENSHIP OR PLACE OF ORGANIZATION

        Cayman Islands
--------------------------------------------------------------------------------
                        7    SOLE VOTING POWER

NUMBER OF                    0
SHARES                       ---------------------------------------------------
BENEFICIALLY            8    SHARED VOTING POWER
OWNED BY
EACH                         3,381,522
REPORTING                    ---------------------------------------------------
PERSON                  9    SOLE DISPOSITIVE POWER

                             0
                             ---------------------------------------------------
                        10   SHARED DISPOSITIVE POWER

                             3,381,522
--------------------------------------------------------------------------------
11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        3,381,522
--------------------------------------------------------------------------------
12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
        CERTAIN SHARES                                                       |_|

--------------------------------------------------------------------------------
13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

        3.8%*
--------------------------------------------------------------------------------
14      TYPE OF REPORTING PERSON

        PN
--------------------------------------------------------------------------------

* These percentages are calculated based on 88,104,018 shares of Wendy's Common Stock outstanding as of August 5, 2008, as reported in the Company's joint proxy statement/prospectus, filed by Triarc Companies, Inc. on Form S-4/A on August 14, 2008.

CUSIP NO.:  950590109
1       NAMES OF REPORTING PERSONS

        Trian Partners Parallel Fund I, L.P.
--------------------------------------------------------------------------------
        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON: 20-3694154
--------------------------------------------------------------------------------
2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                 (a) |_|
                                                                         (b) |_|

--------------------------------------------------------------------------------
3       SEC USE ONLY

--------------------------------------------------------------------------------
4       SOURCE OF FUNDS

        WC
--------------------------------------------------------------------------------
5       CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
        PURSUANT TO ITEM 2(d) or 2(e)                                        |_|

--------------------------------------------------------------------------------
6       CITIZENSHIP OR PLACE OF ORGANIZATION

        Delaware
--------------------------------------------------------------------------------
                        7    SOLE VOTING POWER

NUMBER OF                    0
SHARES                       ---------------------------------------------------
BENEFICIALLY            8    SHARED VOTING POWER
OWNED BY
EACH                         135,712
REPORTING                    ---------------------------------------------------
PERSON                  9    SOLE DISPOSITIVE POWER

                             0
                             ---------------------------------------------------
                        10   SHARED DISPOSITIVE POWER

                             135,712
--------------------------------------------------------------------------------
11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        135,712
--------------------------------------------------------------------------------
12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
        CERTAIN SHARES                                                       |_|

--------------------------------------------------------------------------------
13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

        0.2%*
--------------------------------------------------------------------------------
14      TYPE OF REPORTING PERSON

        PN
--------------------------------------------------------------------------------

* These percentages are calculated based on 88,104,018 shares of Wendy's Common Stock outstanding as of August 5, 2008, as reported in the Company's joint proxy statement/prospectus, filed by Triarc Companies, Inc. on Form S-4/A on August 14, 2008.

CUSIP NO.:  950590109
1       NAMES OF REPORTING PERSONS

        Trian Partners Parallel Fund I General Partner, LLC
--------------------------------------------------------------------------------
        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON: 20-3694293
--------------------------------------------------------------------------------
2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                 (a) |_|
                                                                         (b) |_|

--------------------------------------------------------------------------------
3       SEC USE ONLY

--------------------------------------------------------------------------------
4       SOURCE OF FUNDS

        OO
--------------------------------------------------------------------------------
5       CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
        PURSUANT TO ITEM 2(d) or 2(e)                                        |_|

--------------------------------------------------------------------------------
6       CITIZENSHIP OR PLACE OF ORGANIZATION

        Delaware
--------------------------------------------------------------------------------
                        7    SOLE VOTING POWER

NUMBER OF                    0
SHARES                       ---------------------------------------------------
BENEFICIALLY            8    SHARED VOTING POWER
OWNED BY
EACH                         135,712
REPORTING                    ---------------------------------------------------
PERSON                  9    SOLE DISPOSITIVE POWER

                             0
                             ---------------------------------------------------
                        10   SHARED DISPOSITIVE POWER

                             135,712
--------------------------------------------------------------------------------
11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        135,712
--------------------------------------------------------------------------------
12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
        CERTAIN SHARES                                                       |_|

--------------------------------------------------------------------------------
13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

        0.2%*
--------------------------------------------------------------------------------
14      TYPE OF REPORTING PERSON

        OO
--------------------------------------------------------------------------------

* These percentages are calculated based on 88,104,018 shares of Wendy's Common Stock outstanding as of August 5, 2008, as reported in the Company's joint proxy statement/prospectus, filed by Triarc Companies, Inc. on Form S-4/A on August 14, 2008.

CUSIP NO.:  950590109
1       NAMES OF REPORTING PERSONS

        Trian Partners Parallel Fund II, L.P.
--------------------------------------------------------------------------------
        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON: 87-0763105
--------------------------------------------------------------------------------
2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                 (a) |_|
                                                                         (b) |_|

--------------------------------------------------------------------------------
3       SEC USE ONLY

--------------------------------------------------------------------------------
4       SOURCE OF FUNDS

        WC
--------------------------------------------------------------------------------
5       CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
        PURSUANT TO ITEM 2(d) or 2(e)                                        |_|

--------------------------------------------------------------------------------
6       CITIZENSHIP OR PLACE OF ORGANIZATION

        Delaware
--------------------------------------------------------------------------------
                        7    SOLE VOTING POWER

NUMBER OF                    0
SHARES                       ---------------------------------------------------
BENEFICIALLY            8    SHARED VOTING POWER
OWNED BY
EACH                         30,751
REPORTING                    ---------------------------------------------------
PERSON                  9    SOLE DISPOSITIVE POWER

                             0
                             ---------------------------------------------------
                        10   SHARED DISPOSITIVE POWER

                             30,751
--------------------------------------------------------------------------------
11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        30,751
--------------------------------------------------------------------------------
12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
        CERTAIN SHARES                                                       |_|

--------------------------------------------------------------------------------
13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

        0.0%*
--------------------------------------------------------------------------------
14      TYPE OF REPORTING PERSON

        PN
--------------------------------------------------------------------------------

* These percentages are calculated based on 88,104,018 shares of Wendy's Common Stock outstanding as of August 5, 2008, as reported in the Company's joint proxy statement/prospectus, filed by Triarc Companies, Inc. on Form S-4/A on August 14, 2008.

CUSIP NO.:  950590109
1       NAMES OF REPORTING PERSONS

        Trian Partners Parallel Fund II GP, L.P.
--------------------------------------------------------------------------------
        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON: 87-0763102
--------------------------------------------------------------------------------
2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                 (a) |_|
                                                                         (b) |_|

--------------------------------------------------------------------------------
3       SEC USE ONLY

--------------------------------------------------------------------------------
4       SOURCE OF FUNDS

        OO
--------------------------------------------------------------------------------
5       CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
        PURSUANT TO ITEM 2(d) or 2(e)                                        |_|

--------------------------------------------------------------------------------
6       CITIZENSHIP OR PLACE OF ORGANIZATION

        Delaware
--------------------------------------------------------------------------------
                        7    SOLE VOTING POWER

NUMBER OF                    0
SHARES                       ---------------------------------------------------
BENEFICIALLY            8    SHARED VOTING POWER
OWNED BY
EACH                         30,751
REPORTING                    ---------------------------------------------------
PERSON                  9    SOLE DISPOSITIVE POWER

                             0
                             ---------------------------------------------------
                        10   SHARED DISPOSITIVE POWER

                             30,751
--------------------------------------------------------------------------------
11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        30,751
--------------------------------------------------------------------------------
12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
        CERTAIN SHARES                                                       |_|

--------------------------------------------------------------------------------
13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

        0.0%*
--------------------------------------------------------------------------------
14      TYPE OF REPORTING PERSON

        PN
--------------------------------------------------------------------------------

* These percentages are calculated based on 88,104,018 shares of Wendy's Common Stock outstanding as of August 5, 2008, as reported in the Company's joint proxy statement/prospectus, filed by Triarc Companies, Inc. on Form S-4/A on August 14, 2008.

CUSIP NO.:  950590109
1       NAMES OF REPORTING PERSONS

        Trian Partners Parallel Fund II General Partner, LLC
--------------------------------------------------------------------------------
        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON: 87-0763099
--------------------------------------------------------------------------------
2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                 (a) |_|
                                                                         (b) |_|

--------------------------------------------------------------------------------
3       SEC USE ONLY

--------------------------------------------------------------------------------
4       SOURCE OF FUNDS

        OO
--------------------------------------------------------------------------------
5       CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
        PURSUANT TO ITEM 2(d) or 2(e)                                        |_|

--------------------------------------------------------------------------------
6       CITIZENSHIP OR PLACE OF ORGANIZATION

        Delaware
--------------------------------------------------------------------------------
                        7    SOLE VOTING POWER

NUMBER OF                    0
SHARES                       ---------------------------------------------------
BENEFICIALLY            8    SHARED VOTING POWER
OWNED BY
EACH                         30,751
REPORTING                    ---------------------------------------------------
PERSON                  9    SOLE DISPOSITIVE POWER

                             0
                             ---------------------------------------------------
                        10   SHARED DISPOSITIVE POWER

                             30,751
--------------------------------------------------------------------------------
11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        30,751
--------------------------------------------------------------------------------
12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
        CERTAIN SHARES                                                       |_|

--------------------------------------------------------------------------------
13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

        0.0%*
--------------------------------------------------------------------------------
14      TYPE OF REPORTING PERSON

        OO
--------------------------------------------------------------------------------

* These percentages are calculated based on 88,104,018 shares of Wendy's Common Stock outstanding as of August 5, 2008, as reported in the Company's joint proxy statement/prospectus, filed by Triarc Companies, Inc. on Form S-4/A on August 14, 2008.

CUSIP NO.:  950590109
1       NAMES OF REPORTING PERSONS

        Triarc Companies, Inc.
--------------------------------------------------------------------------------
        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON: 38-0471180
--------------------------------------------------------------------------------
2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                 (a) |_|
                                                                         (b) |_|

--------------------------------------------------------------------------------
3       SEC USE ONLY

--------------------------------------------------------------------------------
4       SOURCE OF FUNDS


--------------------------------------------------------------------------------
5       CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
        PURSUANT TO ITEM 2(d) or 2(e)                                        |_|

--------------------------------------------------------------------------------
6       CITIZENSHIP OR PLACE OF ORGANIZATION

        Delaware
--------------------------------------------------------------------------------
                        7    SOLE VOTING POWER

NUMBER OF                    0
SHARES                       ---------------------------------------------------
BENEFICIALLY            8    SHARED VOTING POWER
OWNED BY
EACH                         0
REPORTING                    ---------------------------------------------------
PERSON                  9    SOLE DISPOSITIVE POWER

                             0
                             ---------------------------------------------------
                        10   SHARED DISPOSITIVE POWER

                             0
--------------------------------------------------------------------------------
11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        0
--------------------------------------------------------------------------------
12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
        CERTAIN SHARES                                                       |_|

--------------------------------------------------------------------------------
13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

        0
--------------------------------------------------------------------------------
14      TYPE OF REPORTING PERSON

        CO
--------------------------------------------------------------------------------

CUSIP NO.:  950590109
1       NAMES OF REPORTING PERSONS

        Nelson Peltz
--------------------------------------------------------------------------------
        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON:
--------------------------------------------------------------------------------
2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                 (a) |_|
                                                                         (b) |_|

--------------------------------------------------------------------------------
3       SEC USE ONLY

--------------------------------------------------------------------------------
4       SOURCE OF FUNDS

        OO
--------------------------------------------------------------------------------
5       CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
        PURSUANT TO ITEM 2(d) or 2(e)                                        |_|

--------------------------------------------------------------------------------
6       CITIZENSHIP OR PLACE OF ORGANIZATION

        USA
--------------------------------------------------------------------------------
                        7    SOLE VOTING POWER

NUMBER OF                    0
SHARES                       ---------------------------------------------------
BENEFICIALLY            8    SHARED VOTING POWER
OWNED BY
EACH                         4,637,787
REPORTING                    ---------------------------------------------------
PERSON                  9    SOLE DISPOSITIVE POWER

                             0
                             ---------------------------------------------------
                        10   SHARED DISPOSITIVE POWER

                             4,637,837
--------------------------------------------------------------------------------
11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        4,637,837
--------------------------------------------------------------------------------
12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
        CERTAIN SHARES                                                       |_|

--------------------------------------------------------------------------------
13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

        5.3%*
--------------------------------------------------------------------------------
14      TYPE OF REPORTING PERSON

        IN
--------------------------------------------------------------------------------

* These percentages are calculated based on 88,104,018 shares of Wendy's Common Stock outstanding as of August 5, 2008, as reported in the Company's joint proxy statement/prospectus, filed by Triarc Companies, Inc. on Form S-4/A on August 14, 2008.

CUSIP NO.:  950590109
1       NAMES OF REPORTING PERSONS

        Peter W. May
--------------------------------------------------------------------------------
        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON:
--------------------------------------------------------------------------------
2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                 (a) |_|
                                                                         (b) |_|

--------------------------------------------------------------------------------
3       SEC USE ONLY

--------------------------------------------------------------------------------
4       SOURCE OF FUNDS

        OO
--------------------------------------------------------------------------------
5       CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
        PURSUANT TO ITEM 2(d) or 2(e)                                        |_|

--------------------------------------------------------------------------------
6       CITIZENSHIP OR PLACE OF ORGANIZATION

        USA
--------------------------------------------------------------------------------
                        7    SOLE VOTING POWER

NUMBER OF                    0
SHARES                       ---------------------------------------------------
BENEFICIALLY            8    SHARED VOTING POWER
OWNED BY
EACH                         4,637,837
REPORTING                    ---------------------------------------------------
PERSON                  9    SOLE DISPOSITIVE POWER

                             0
                             ---------------------------------------------------
                        10   SHARED DISPOSITIVE POWER

                             4,637,837
--------------------------------------------------------------------------------
11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        4,637,837
--------------------------------------------------------------------------------
12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
        CERTAIN SHARES                                                       |_|

--------------------------------------------------------------------------------
13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

        5.3%*
--------------------------------------------------------------------------------
14      TYPE OF REPORTING PERSON

        IN
--------------------------------------------------------------------------------

* These percentages are calculated based on 88,104,018 shares of Wendy's Common Stock outstanding as of August 5, 2008, as reported in the Company's joint proxy statement/prospectus, filed by Triarc Companies, Inc. on Form S-4/A on August 14, 2008.

CUSIP NO.:  950590109
1       NAMES OF REPORTING PERSONS

        Edward P. Garden
--------------------------------------------------------------------------------
        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON:
--------------------------------------------------------------------------------
2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                 (a) |_|
                                                                         (b) |_|

--------------------------------------------------------------------------------
3       SEC USE ONLY

--------------------------------------------------------------------------------
4       SOURCE OF FUNDS

        OO
--------------------------------------------------------------------------------
5       CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
        PURSUANT TO ITEM 2(d) or 2(e)                                        |_|

--------------------------------------------------------------------------------
6       CITIZENSHIP OR PLACE OF ORGANIZATION

        USA
--------------------------------------------------------------------------------
                        7    SOLE VOTING POWER

NUMBER OF                    0
SHARES                       ---------------------------------------------------
BENEFICIALLY            8    SHARED VOTING POWER
OWNED BY
EACH                         4,637,837
REPORTING                    ---------------------------------------------------
PERSON                  9    SOLE DISPOSITIVE POWER

                             0
                             ---------------------------------------------------
                        10   SHARED DISPOSITIVE POWER

                             4,637,837
--------------------------------------------------------------------------------
11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        4,637,837
--------------------------------------------------------------------------------
12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
        CERTAIN SHARES                                                       |_|

--------------------------------------------------------------------------------
13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

        5.3%*
--------------------------------------------------------------------------------
14      TYPE OF REPORTING PERSON

        IN
--------------------------------------------------------------------------------

* These percentages are calculated based on 88,104,018 shares of Wendy's Common Stock outstanding as of August 5, 2008, as reported in the Company's joint proxy statement/prospectus, filed by Triarc Companies, Inc. on Form S-4/A on August 14, 2008.

                             INTRODUCTORY STATEMENT

This Amendment No. 15 (this "Amendment") relates to the Schedule 13D filed on behalf of Trian Partners GP, L.P., a Delaware limited partnership ("Trian GP"), Trian Partners General Partner, LLC, a Delaware limited liability company ("Trian GP LLC"), Trian Partners, L.P., a Delaware limited partnership ("Trian Onshore"), Trian Partners Master Fund, L.P., a Cayman Islands limited partnership ("Trian Offshore"), Trian Partners Master Fund (Non-ERISA), L.P., a Cayman Islands limited partnership ("Trian Offshore (Non-ERISA)"), Trian Partners Parallel Fund I, L.P., a Delaware limited partnership ("Parallel Fund"), Trian Partners Parallel Fund I General Partner, LLC, a Delaware limited liability company ("Parallel Fund GP"), Trian Partners Parallel Fund II, L.P., a Delaware limited partnership ("Parallel Fund II"), Trian Partners Parallel Fund II GP, L.P., a Delaware limited partnership ("Parallel Fund II GP"), Trian Partners Parallel Fund II General Partner, LLC, a Delaware limited liability company ("Parallel Fund II GP LLC"), Trian Fund Management, L.P., a Delaware limited partnership ("Trian Management" or "Trian"), Trian Fund Management GP, LLC, a Delaware limited liability company ("Trian Management GP" and together with the foregoing, the "Trian Entities"), Nelson Peltz, a citizen of the United States of America, Peter W. May, a citizen of the United States of America, Edward P. Garden, a citizen of the United States of America (the Trian Entities and Messrs. Peltz, May and Garden are sometimes hereinafter referred to collectively as the "Trian Filing Persons"), Jerry W. Levin, a citizen of the United States of America, Castlerigg Master Investments Ltd. ("CMI"), Sandell Asset Management Corp. ("SAMC"), Castlerigg International Limited ("CIL"), Castlerigg International Holdings Limited ("CIHL") and Thomas E. Sandell ("Sandell", and collectively with CMI, SAMC, CIL and CIHL, the "Sandell Filing Persons"; the Trian Filing Persons and the Sandell Filing Persons, collectively, the "Trian/Sandell Filing Persons"), with the Securities and Exchange Commission on December 13, 2005 (as amended by Amendment No. 1 to Schedule 13D filed by the Trian/Sandell Filing Persons with the Securities and Exchange Commission on January 17, 2006, Amendment No. 2 to Schedule 13D filed by the Trian/Sandell Filing Persons with the Securities and Exchange Commission on March 3, 2006, Amendment No. 3 to Schedule 13D filed by the Trian/Sandell Filing Persons with the Securities and Exchange Commission on April 28, 2006, Amendment No. 4 to
Schedule 13D filed by the Trian/Sandell Filing Persons with the Securities and Exchange Commission on May 31, 2006, Amendment No. 5 to Schedule 13D filed by the Trian/Sandell Filing Persons with the Securities and Exchange Commission on December 4, 2006, Amendment No. 6 to Schedule 13D filed by the Trian/Sandell Filing Persons and Triarc Companies, Inc., a Delaware corporation ("Triarc", and, together with the Trian/Sandell Filing Persons, the "Triarc/Trian/Sandell Filing Persons") with the Securities and Exchange Commission on July 3, 2007, Amendment No. 7 to Schedule 13D filed by the Triarc/Trian/Sandell Filing Persons with the Securities and Exchange Commission on July 30, 2007, Amendment No. 8 to
Schedule 13D filed by the Triarc/Trian/Sandell Filing Persons with the Securities and Exchange Commission on August 28, 2007, Amendment No. 9 to
Schedule 13D filed by the Triarc/Trian/Sandell Filing Persons with the Securities and Exchange Commission on September 17, 2007, Amendment No. 10 to
Schedule 13D filed by the Triarc/Trian/Sandell Filing Persons with the Securities and Exchange Commission on October 12, 2007, Amendment No. 11 to
Schedule 13D filed by the Triarc/Trian/Sandell Filing Persons with the Securities and Exchange Commission on November 13, 2007, Amendment No. 12 to
Schedule 13D filed by the Triarc/Trian/Sandell Filing Persons and Mr. Levin (the Triarc/Trian/Sandell Filing Persons and Mr. Levin, collectively, the "Triarc/Trian/Sandell/Levin Filing Persons") with the Securities and Exchange Commission on February 11, 2008, Amendment No. 13 to
Schedule 13D filed by the Triarc/Trian/Sandell/Levin Filing Persons with the Securities and Exchange Commission on April 18, 2008 and Amendment No. 14 to the
Schedule 13D filed by the Triarc/Trian/Sandell/Levin Filing Persons with the Securities and Exchange Commission on April 30, 2008) (the "Schedule 13D"), relating to the Common Shares, $.10 stated value (the "Shares"), of Wendy's International, Inc., an Ohio corporation (the "Issuer" or "Wendy's"). For purposes of this Amendment No. 15 to the Schedule 13D, the Trian Filing Persons and Triarc constitute the "Filing Persons." Each capitalized term used but not defined herein has the meaning ascribed to such term in the Schedule 13D.

Items 2, 4, 5, 6 and 7 of the Schedule 13D are hereby amended and supplemented as follows:


Item 2.  Identify and Background.

On September 16, 2008, Trian Management and SAMC entered into a Termination Agreement ("Termination Agreement") pursuant to which the Agreement between Trian Management and SAMC, dated November 4, 2005, as amended (the "Agreement") was terminated, effective immediately, with certain provisions relating to expenses, indemnification and regulatory reporting surviving the termination. Accordingly, the Sandell Filing Persons are no longer reporting persons on this
Schedule 13D.

Trian Partners L.P. had previously indicated that it intended to nominate Jerry
W. Levin to the Board of Directors of the Issuer at the Issuer's 2008 Annual Meeting. However, Trian Partners L.P. has not nominated, and no longer intends to nominate Mr. Levin to the Board of Directors of the Issuer, and as such, Mr. Levin is no longer a reporting person on this Schedule 13D.


Item 4.  Purpose of the Transaction.

The Filing Persons intend to review their investment in the Issuer on a continuing basis. Depending on various factors, including, without limitation, the Issuer's financial position, results and strategic direction, price levels of the common stock of the Issuer, conditions in the securities and credit markets and general economic and industry conditions, the Filing Persons may take such actions with respect to their investment in the Issuer as they deem appropriate.

Upon consummation of the merger between Triarc and the Issuer, all of the outstanding common stock of the Issuer will be converted into shares of common stock of Triarc. Therefore, any acquisition of common stock of the Issuer made by the Filing Persons prior to completion of the merger, will have the effect of increasing the Filing Persons' investment in Triarc following completion of the merger. The Filing Persons currently intend to increase their investment in Triarc and/or the Issuer through the acquisition of additional common stock of Triarc and/or the Issuer. Future acquisitions of common stock of Triarc and/or the Issuer will depend, among other things, on market and economic conditions, the Filing Persons' overall investment strategies and capital availability and applicable regulatory and legal constraints, and there can be no assurance that the Filing Persons will acquire additional common stock of Triarc or the

Issuer. The Filing Persons reserve the right to change their current plans and intentions, which may include a decision not to acquire additional common stock of Triarc or the Issuer.


Item 5.  Interest in Securities of the Issuer

Pursuant to a Stock Purchase Agreement, between TCMG-MA, LLC, Trian Onshore, Trian Offshore and Trian Management, dated September 12, 2008 (the "Stock Purchase Agreement"), Trian Onshore and Trian Offshore purchased from TCMG-MA, LLC, an account managed by Trian Management, an aggregate of 251,320 Shares of common stock of the Issuer for a purchase price of $22.84 per share. As a result, (i) Trian Onshore has the shared power to dispose of and the shared power to vote 1,083,844 Shares of common stock of the Issuer, which represents approximately 1.2% of the outstanding Shares of common stock of the Issuer; (ii) Trian Offshore has the shared power to dispose of and the shared power to vote 3,381,522 Shares of common stock of the Issuer, which represents approximately 3.8% of the outstanding Shares of common stock of the Issuer; (iii) Trian GP, the general partner of Trian Onshore and Trian Offshore has the shared power to dispose of and the shared power to vote 4,471,324 Shares of common stock of the Issuer, which represents approximately 5.1% of the outstanding Shares of common stock of the Issuer and (iv) Trian GP LLC, the general partner of Trian GP has the shared power to dispose of and the shared power to vote 4,471,324 Shares of common stock of the Issuer, which represents approximately 5.1% of the outstanding Shares of common stock of the Issuer. A copy of the Stock Purchase Agreement is filed herewith as Exhibit 22 and incorporated herein by reference, and the description of the Stock Purchase Agreement herein is qualified in its entirety by reference to the Stock Purchase Agreement filed herewith.

As a result of the Termination Agreement (discussed in Item 2), each of Trian Management, Trian Management GP, Nelson Peltz, Peter W. May and Edward P. Garden no longer may be deemed to share voting power and/or dispositive power with regard to the Shares that the Sandell Filing Persons directly and beneficially own, and therefore, no longer may be deemed to beneficially own (as that term is defined in Rule 13d-3 under the Act) such Shares.


Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer

As discussed in Item 2, on September 16, 2008, Trian Management and SAMC entered into the Termination Agreement, pursuant to which, the Agreement was terminated, effective immediately. The provisions of Sections 3 (Expenses; Indemnification; Contribution) and 4 (Regulatory Reporting) and the governing law provisions set forth in Section 6(a) of the Agreement survive the termination of the Agreement. Accordingly, the Sandell Filing Persons are no longer reporting persons on this
Schedule 13D. A copy of the Termination Agreement is filed herewith as Exhibit 23 and incorporated herein by reference, and the description of the Termination Agreement herein is qualified in its entirety by reference to the Termination Agreement filed herewith.


Item 7.  Material to be Filed as Exhibits.

22. Stock Purchase Agreement between TCMG-MA, LLC, Trian Onshore, Trian Offshore and Trian Management, dated September 12, 2008.

23. Termination Agreement between Trian Management and SAMC, dated September 16, 2008.

                                    SIGNATURE

      After reasonable inquiry and to the best of each of the undersigned's knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.


                                            TRIAN PARTNERS GP, L.P.

                                            By:    /s/ Edward P. Garden
                                                 -------------------------------
                                            Name:  Edward P. Garden
                                            Title: Member


                                            TRIAN PARTNERS GENERAL PARTNER, LLC

                                            By:    /s/ Edward P. Garden
                                                 -------------------------------
                                            Name:  Edward P. Garden
                                            Title: Member


                                            TRIAN PARTNERS, L.P.

                                            By: Trian Partners GP, L.P.,
                                                its general partner

                                            By: Trian Partners General Partner,
                                                LLC, its general partner

                                            By:    /s/ Edward P. Garden
                                                 -------------------------------
                                            Name:  Edward P. Garden
                                            Title: Member


                                            TRIAN PARTNERS MASTER FUND, L.P.

                                            By: Trian Partners GP, L.P., its
                                                general partner

                                            By: Trian Partners General Partner,
                                                LLC, its general partner

                                            By:    /s/ Edward P. Garden
                                                 -------------------------------
                                            Name:  Edward P. Garden
                                            Title: Member

          [Signature Page to Amendment No. 15 of Wendy's Schedule 13D]

                                            TRIAN PARTNERS PARALLEL FUND I, L.P.

                                            By: Trian Partners Parallel Fund I
                                                General Partner LLC, its general
                                                partner

                                            By:    /s/ Edward P. Garden
                                                 -------------------------------
                                            Name:  Edward P. Garden
                                            Title: Member


                                            TRIAN PARTNERS PARALLEL FUND I
                                            GENERAL PARTNER, LLC

                                            By:    /s/ Edward P. Garden
                                                 -------------------------------
                                            Name:  Edward P. Garden
                                            Title: Member


                                            TRIAN PARTNERS PARALLEL FUND II,
                                            L.P.

                                            By: Trian Partners Parallel Fund II
                                                GP, L.P., its general partner

                                            By: Trian Partners Parallel Fund II
                                                General Partner, LLC,
                                                its general partner

                                            By:    /s/ Edward P. Garden
                                                 -------------------------------
                                            Name:  Edward P. Garden
                                            Title: Member


                                            TRIAN PARTNERS PARALLEL FUND II GP,
                                            L.P.

                                            By: Trian Partners Parallel Fund II
                                                General Partner, LLC, its
                                                general partner

                                            By:    /s/ Edward P. Garden
                                                 -------------------------------
                                            Name:  Edward P. Garden
                                            Title: Member


                                            TRIAN PARTNERS PARALLEL FUND II
                                            GENERAL PARTNER, LLC

                                            By:    /s/ Edward P. Garden
                                                 -------------------------------
                                            Name:  Edward P. Garden
                                            Title: Member

          [Signature Page to Amendment No. 15 of Wendy's Schedule 13D]

                                            TRIAN FUND MANAGEMENT, L.P.

                                            By: Trian Fund Management GP, LLC,
                                                its general partner

                                            By:    /s/ Edward P. Garden
                                                 -------------------------------
                                            Name:  Edward P. Garden
                                            Title: Member


                                            TRIAN FUND MANAGEMENT GP, LLC

                                            By:    /s/ Edward P. Garden
                                                 -------------------------------
                                            Name:  Edward P. Garden
                                            Title: Member

          [Signature Page to Amendment No. 15 of Wendy's Schedule 13D]

                                            /s/ Nelson Peltz
                                            -----------------------------
                                            NELSON PELTZ

                                            /s/ Peter W. May
                                            -----------------------------
                                            PETER W. MAY

                                            /s/ Edward P. Garden
                                            -----------------------------
                                            EDWARD P. GARDEN



Dated: September 16, 2008

          [Signature Page to Amendment No. 15 of Wendy's Schedule 13D]